Exhibit 99.2

GLG LIFE TECH CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2011

(Unaudited)

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		September 30, 2011	December 31, 2010
			(Adjusted-note 3(a))
	Note
ASSETS
Current Assets
Cash and cash equivalents		$9,417,388	$23,817,215
Accounts receivable	5	15,711,973	31,562,296
Taxes recoverable	6	7,836,698	6,554,498
Inventory	7	96,103,510	63,306,902
Prepaid expenses	8	13,250,536	4,461,751
		142,320,105	129,702,662

Property, Plant, and Equipment	9	113,974,779	108,324,184
Goodwill	10	-	7,736,478
Intangible Assets	10	28,653,142	35,643,970
		$284,948,026	$281,407,294

LIABILITIES
Current Liabilities
Short term loans	11	$72,355,824	$100,131,084
Accounts payable and accruals	12	32,247,122	21,929,861
Interest payable		158,419	384,761
Advances from customers		608,720	76,959
Due to related parties	13	-	99,460
Deferred revenue		103,880	-
		105,473,965	122,622,125

Due to related parties	13	-	6,133,554
Deferred income tax liability	18	-	642,864
		105,473,965	129,398,543

EQUITY
Shareholders' Equity
Common Stock: no par value; unlimited shares authorized; issued and outstanding: 33,126,634 (December 31, 2010-27,371,246 shares)	14	188,934,281	141,423,457
Additional paid-in capital	14	26,516,270	16,389,310
Accumulated other comprehensive income		15,326,554	5,676,312
Deficit		(54,378,011)	(11,484,715)
		176,399,094	152,004,364
Non-controlling interests		3,074,967	4,387
		179,474,061	152,008,751
		$284,948,026	$281,407,294

Nature of Operations and Liquidity Risk (Note 1)
Commitments (Note 19)
Contingent liabilities (Note 20)
Subsequent events (Note 22)

APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung " Director
"David Hall " Director

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months and nine months ended September 30, 2011
(Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
		(Adjusted-note 3(a))		(Adjusted-note 3(a))

REVENUE	$1,740,318	$20,950,627	$24,366,977	$39,627,537

COST OF SALES	4,833,315	14,005,665	23,216,794	25,866,749

GROSS PROFIT	(3,092,997)	6,944,962	1,150,183	13,760,788

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	10,755,867	4,266,630	31,208,172	10,888,400

(LOSS) PROFIT BEFORE THE UNDERNOTED	(13,848,864)	2,678,332	(30,057,989)	2,872,388

OTHER INCOME (EXPENSES)
Goodwill and intangible asset write downs (note 10)	(12,189,321)	-	(12,189,321)	-
Interest expense	(1,172,194)	(944,835)	(4,254,701)	(2,955,692)
Interest income	35,319	46,810	173,353	92,576
Other income	(3,733)	(220,665)	(3,733)	(178,650)
Foreign exchange gain	502,728	52,302	110,652	134,652
	(12,827,201)	(1,066,388)	(16,163,750)	(2,907,114)

(LOSS) PROFIT BEFORE INCOME TAXES	(26,676,065)	1,611,944	(46,221,739)	(34,726)

INCOME TAX (EXPENSE) RECOVERY	495,942	164,954	(416,544)	120,810

NET (LOSS) INCOME	(26,180,123)	1,776,898	(46,638,283)	86,084

Net loss attributable to non-controlling interest	(1,552,598)	(78)	(3,744,987)	(16,893)

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	(24,627,525)	1,776,976	(42,893,296)	102,977

NET (LOSS) INCOME PER SHARE
Basic & Diluted	(0.74)	0.06	(1.35)	0.00

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	(24,627,525)	1,776,976	(42,893,296)	102,977
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment	11,499,076	(1,462,385)	9,650,242	914,131

COMPREHENSIVE (LOSS) INCOME	(13,128,449)	314,591	(33,243,054)	1,017,108

Weighted Average Number of Shares Outstanding
Basic	33,126,634	27,357,392	31,829,901	26,327,113
Diluted	33,126,634	27,358,830	31,829,901	26,328,266

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Equity
(Expressed in Canadian Dollars) (Adjusted- Note 3(a))

				Accumulated			Non-
			Additional	Other		Total Equity	Controlling
	Common Shares		Paid in	Comprehensive		Attributable to	interest
	Shares	Amount	Capital	Income ("AOCI")	Deficit	the Company	(deficit)	Total Equity
Balance, December 31, 2009	25,417,723	$134,869,181	$16,339,037	$6,386,688	$(8,353,983)	$149,240,923	23,243	$149,264,166

Common shares issued:
Intangible Assets (Note 10)	250,000	1,977,500	-	-	-	1,977,500	-	1,977,500
Exercise of stock option	1,099,167	1,319,000	(439,666)	-	-	879,334	-	879,334
Restricted shares	604,356	377,964	-	-	-	377,964	-	377,964
Stock-based compensation	-	2,879,812	489,939	-	-	3,369,751	-	3,369,751
Change in foreign currency translation	-	-	-	(710,376)	-	(710,376)	-	(710,376)
Net loss	-	-	-		(3,130,732)	(3,130,732)	(18,856)	(3,149,588)
Balance, December 31, 2010	27,371,246	$141,423,457	$16,389,310	$5,676,312	$(11,484,715)	$152,004,364	$4,387	$152,008,751

Common shares issued
Equity offering, net	5,290,000	44,667,656	9,519,990	-	-	54,187,646	-	54,187,646
Exercise of stock option	6,388	86,273	(34,041)	-	-	52,232	-	52,232
Restricted shares	459,000	198,472	-	-	-	198,472	-	198,472
Deferred income tax recovery (Note 18)	-	1,011,907	-	-	-	1,011,907	-	1,011,907
Stock-based compensation	-	1,546,516	641,010	-	-	2,187,526	-	2,187,526
Change in foreign currency translation	-	-	-	9,650,242	-	9,650,242	-	9,650,242
Non-controlling interest	-	-	-	-	-	-	6,815,567	6,815,567
Net loss	-	-	-	-	(42,893,296)	(42,893,296)	(3,744,987)	(46,638,283)
Balance, September 30, 2011	33,126,634	$188,934,281	$26,516,270	$15,326,554	$(54,378,011)	$176,399,094	$3,074,967	179,474,061

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
For the three months and nine months ended September 30
(Expressed in Canadian Dollars)

		Three months ended September 30		Nine months ended September 30
		2011	2010	2011	2010
			(Adjusted-note 3(a))		(Adjusted-note 3(a))
	Note
Cash provided by (used in)

Operating activities
Net (loss) income		$(26,180,123)	$1,776,898	$(46,638,283)	$86,084
Items not affecting cash:
Stock-based compensation		763,879	866,962	2,385,999	2,340,181
Amortization of property, plant and equipment and intangible assets		2,713,792	2,787,899	7,141,510	7,429,805
Goodwill and intangible asset write downs (note 10)		12,189,321	-	12,189,321	-
Provisions on receivables		400,783	(84)	400,783	(18,184)
Unrealized foreign exchange loss (gain)		(937,070)	179,000	(318,162)	(66,042)
Deferred income tax expense (recovery)		(490,063)	(438,012)	407,095	(666,786)
Changes in non-cash working capital items	15	1,661,504	(27,793,188)	(5,501,844)	(32,942,013)
Cash flow (used by) from operating activities		(9,877,977)	(22,620,525)	(29,933,581)	(23,836,955)

Investing activities
Decrease in restricted cash		-	-	-	10,003
Purchase of property, plant and equipment		(2,356,949)	(2,621,584)	(7,181,723)	(13,078,299)
Cash flow used by investing activities		(2,356,949)	(2,621,584)	(7,181,723)	(13,068,296)

Financing activities
Issuance of short term loans		-	41,175,898	-	54,035,798
Repayment of short term loans		(15,043,667)	(5,327,000)	(32,971,667)	(5,327,000)
Issuance of common shares, net of share issuance costs		-	-	54,187,643	-
Exercise of stock options		-	-	52,234	1,319,000
Equity contribution by non-controlling interests		1,801,261	-	6,815,567	-
Advances from customers		467,327	3,531	486,152	3,531
Repayment of loans to related parties		0	(3,028,216)	(6,125,436)	(3,333,856)
Cash flow (used by)from financing activities		(12,775,079)	32,824,213	22,444,493	46,697,473

Effect of foreign exchange rate changes on cash and cash equivalents		1,441,012	338,306	270,984	726,543

CHANGE IN CASH AND CASH EQUIVALENTS		(23,568,993)	7,920,410	(14,399,827)	10,518,765

CASH AND CASH EQUIVALENTS, beginning of period		32,986,381	18,616,558	23,817,215	16,018,203

CASH AND CASH EQUIVALENTS, end of period		9,417,388	26,536,968	$9,417,388	$26,536,968

See Accompanying Notes to the Consolidated Financial Statements
Supplemental Cash Flow Information (Note 16)

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

1.	NATURE OF OPERATIONS AND LIQUIDITY RISK

The Company was incorporated under the Companies Act (British Columbia) on June 5, 1998. On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the “Company”). The Company is a vertically integrated producer of high-grade stevia extract. The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation. The Company also has an 80% interest in Dr.Zhang’s All Natural and Zero Calorie Beverage and Foods Company (“AN0C”) formed in 2010. AN0C is focused on the sales and distribution of consumer food and beverage products in China. These consumer products are sweetened with the Company’s stevia products and have low or zero calories. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol "GLGL".

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company has a history of renewing and obtaining short term loans and credit facilities and is dependent on obtaining regular financing in order to continue its expansion programs and repay amounts due under current short term loans. During the current fiscal year the Company was successful in raising equity financing of $54,187,600 net of financing costs. In the previous fiscal year the Company obtained and renewed bank loans totaling $99,594,000 of which $71,794,872 is outstanding at September 30, 2011 and is due within twelve months. The Company plans to continue to renew those loans as they come due or replace them with alternative forms of financing. There can be no assurance the Company will be successful in renewing those loans or obtaining alternative financing on terms acceptable to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in Canadian dollars. GLG Life Tech Corporation issued its audited annual consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian generally accepted accounting principles (Canadian GAAP) with the reconciliation to U.S. GAAP. The change in generally accepted accounting principles is described in note 3 below. These policies are consistent with Canadian GAAP in all material respects for the Company, except as described in note 3 below. These unaudited interim consolidated financial statements do not include all the note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010, including note 26 “Differences between United States and Canadian Generally Accepted Accounting Principles” filed with the appropriate securities commissions. The results of operations for the three and nine month periods ended September 30, 2011 and 2010 are not necessarily indicative of the results for the full year. These financial statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of results for interim periods.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

3.	CHANGES AFFECTING FISCAL 2011 CONSOLIDATED FINANCIAL STATEMENTS

a.	Change in generally accepted accounting policies

Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in U.S. GAAP. These adjustments resulted in a decrease in deficit of $2,738,562, an increase in common share capital of $57,067, an increase in additional paid-in capital of $1,429,330, and an increase in PP&E of $4,224,959 as at January 1, 2011. These differences are outlined in note 26 of our annual audited consolidated financial statements for the year ended December 31, 2010.

b.	Change in operating segments

The Company has historically operated as one reportable segment with manufacturing and sales operations in Canada, China, and USA. In fiscal 2011, the Company began operating in a second reportable segment with sales of consumer products in China. The Company has disclosed the segmented information in note 17.

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Comprehensive Income:

In June 2011, the FASB provided amendments to ASU Topic 820 requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of them amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

5.	ACCOUNTS RECEIVABLE

	September 30, 2011	December 31, 2010

Accounts Receivable	$16,112,756	$31,595,621
less allowance for doubtful accounts	(400,783)	(33,325)

	$15,711,973	$31,562,296

6.	TAXES RECOVERABLE

The taxes are value-added taxes paid on purchases in China and HST/GST paid in Canada. These taxes are recoverable from the respective authorities upon filing of the prescribed returns.

7.	INVENTORY

During the period ended September 30, 2011 $112,435 (December 31, 2010 – nil) was expensed as a result of lower of cost or market reviews of finished goods inventory.

	September 30, 2011	December 31, 2010
Raw material	$20,355,766	$27,987,562
Work in process	57,977,913	28,675,875
Finished goods	17,769,831	6,643,465
	$96,103,510	$63,306,902

8.	PREPAID EXPENSES

	September 30, 2011	December 31, 2010
Prepayment for raw material	$3,581,604	$602,445
Prepayment for construction and equipment	1,154,865	732,521
Insurance	105,606	39,060
Rent and deposits	2,737,546	2,245,709
Prepayment for AN0C production costs	3,262,773	-
Others	2,408,142	842,016
	$13,250,536	$4,461,751

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

9.	PROPERTY, PLANT AND EQUIPMENT

		September 30, 2011			December 31, 2010
					(Adjusted-note 3(a))
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Ion exchange resin equipment	$16,088,310	$3,436,691	$12,651,619	$14,853,702	$2,514,610	$12,339,092
Manufacturing equipment and Biological assets	52,175,019	11,135,983	41,039,036	46,863,830	7,261,957	39,601,873
Buildings	59,448,363	6,216,140	53,232,223	52,906,353	4,015,700	48,890,653
Leasehold & land use rights	3,172,074	4,842	3,167,232	2,770,330	-	2,770,330
Construction in progress	2,652,697	-	2,652,697	3,616,743	-	3,616,743
Computer equipment and software	726,884	198,975	527,909	473,993	113,013	360,980
Motor vehicles and Furniture and fixture	1,131,985	427,922	704,063	998,700	254,187	744,513
	$135,395,332	$21,420,553	$113,974,779	$122,483,651	$14,159,467	$108,324,184

The leasehold represents land use rights for a term of 50 years. Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest.

Interest capitalized to property, plant and equipment during the period ended September 30, 2011 was $158,880 (December 31, 2010 - $163,457)

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 11).

In light of current economic conditions including the Company’s operating performance to date management conducted a test for impairment of property, plant and equipment. The Company tests for impairment using a two-step process. The first step involves the assessment of probability weighted undiscounted estimated future cash flows attributable to property, plant and equipment and comparison to carrying value. When impairment is indicated by the first step, a second step is carried out to measure the impairment using discounted cash flows to estimate the excess of fair value over carrying value. Based on the current review, management believes there are sufficient opportunities based on probability weighted undiscounted cash flows to support the recovery of the carrying value of property, plant and equipment and no impairment exists.

10.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

During the period, management concluded there were impairment indicators present for the goodwill asset due to changes to certain external factors as well as the market capitalization of the Company being below book value as of September 30, 2011. As a result, management conducted a test for impairment of goodwill as at September 30, 2011. The Company used a present value technique to discount a series of expected future cash flows for the stevia reporting unit in order to estimate the fair value. When the estimate of fair value was compared to the carrying value it was determined that a non-cash impairment charge of $7,649,321 was required to be recorded against the goodwill asset. The carrying value of goodwill is therefore $nil as at September 30, 2011 and the impairment charge was allocated to the stevia operating segment.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

Intangible Assets

		September 30, 2011				December 31, 2
		Accumulated	Impairment	Net Book		Accumulated
	Cost	Amortization	Loss	Value	Cost	Amortization
Customer relationship	$15,416,254	$4,447,700	$4,540,000	$6,428,554	$15,416,254	$3,291,481
Patents and acquired technologies	26,533,750	4,309,162	-	22,224,588	26,533,750	3,014,553
	$41,950,004	$8,756,862	$4,540,000	$28,653,142	$41,950,004	$6,306,034

During the period, management conducted a test for impairment of the customer relationship intangible asset as there was a change in the terms of the agreement. As a result, the Company concluded there was an indicator of impairment present. The Company used a present value technique and applied a discount rate of 14.5% to discount a series of expected future cash flows for this customer relationship asset in order to estimate the fair value. When compared to the carrying value it was determined that a non-cash impairment loss of $4,540,000 was required which was recorded as at September 30, 2011.

With respect to patents and acquired technologies, in light of current economic conditions including the Company’s operating performance to date management also conducted a test for impairment of these intangibles. The Company tests for impairment using a two-step process. The first step involves the assessment of probability weighted undiscounted estimated future cash flows attributable to patents and acquired technologies and comparison to carrying value. When impairment is indicated by the first step, a second step is carried out to measure the impairment using discounted cash flows to estimate the excess of fair value over carrying value. Based on the current review, management believes there are sufficient opportunities based on probability weighted undiscounted cash flows to support the recovery of the patents and acquired technologies and no impairment exists.

11.	SHORT TERM LOANS

As at September 30, 2011, the Company’s short term loans consisted of borrowings from a private lender and from four banks in China as follows:

Short term borrowing from a private lender as at September 30, 2011 and December 31, 2010

	Loan amount in CAD	Loan amount in USD	Maturity Date	Interest rate	Lender

September 30, 2011	$560,952	540,000	October 9, 2011	8.00%	Private lender
December 31, 2010	$537,084	540,000	October 9, 2011	8.00%	Private lender

The loan was subsequently extended to October 9, 2012 (note 22).

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

11.	SHORT TERM LOANS, continued

Short term bank loans as at September 30, 2011

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate	Lender
			per annum

$1,628,002	10,000,000	October 18, 2011	6.31%	Agricultural Bank of China
488,400	3,000,000	October 27, 2011	6.44%	Agricultural Bank of China
4,884,005	30,000,000	October 28, 2011	6.44%	Agricultural Bank of China
3,256,003	20,000,000	Dec 17, 2011	6.06%	Construction Bank of China
4,884,005	30,000,000	Dec 23, 2011	6.06%	Construction Bank of China
16,280,016	100,000,000	February 25, 2012	7.98%	Bank of Communication
3,093,203	19,000,000	February 27, 2012	7.87%	CITIC Bank
1,628,002	10,000,000	March 28, 2012	7.18%	Agricultural Bank of China
9,768,010	60,000,000	June 9, 2012	6.81%	Agricultural Bank of China
3,256,003	20,000,000	June 16, 2012	6.81%	Agricultural Bank of China
13,024,013	80,000,000	June 20, 2012	6.81%	Agricultural Bank of China
2,767,602	17,000,000	July 25, 2012	7.08%	Agricultural Bank of China
3,256,002	20,000,000	August 26, 2012	7.22%	Bank of China
3,581,603	22,000,000	September 29, 2012	7.22%	Bank of China

$71,794,872	441,000,000

During the period ended September 30, 2011 the Company repaid loans totaling $32,971,667 CAD (219,000,000 RMB). The repaid loans were held by the Bank of Communication in China, the Agricultural Bank of China, and the CITIC Bank and had interest rates ranging from 5.31%-6.12% per annum. The short term loan and bank loans do not have any attached covenants.

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans.

Land of two subsidiaries has also been used as collateral for the above facilities.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

11.	SHORT TERM LOANS, continued

Short term bank loans as at December 31, 2010

Loan amount in C$	Loan amount in	Maturity Date	Interest rate	Lender
	RMB		per annum

$9,054,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,527,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	May 24, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	June 17, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
4,527,000	30,000,000	June 28, 2011	6.12%	CITIC Bank
3,018,000	20,000,000	June 29, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	July 2, 2011	5.40%	Agricultural Bank of China
15,090,000	100,000,000	July 27, 2011	5.59%	Bank of Communication
2,565,300	17,000,000	July 29, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	August 5, 2011	6.02%	CITIC Bank
15,090,000	100,000,000	August 25, 2011	5.63%	Bank of Communication
3,018,000	20,000,000	August 30, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	September 14, 2011	6.12%	CITIC Bank
1,509,000	10,000,000	September 28, 2011	5.56%	Agricultural Bank of China
1,509,000	10,000,000	October 18, 2011	5.56%	Agricultural Bank of China
452,700	3,000,000	October 28, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	October 28, 2011	5.56%	Agricultural Bank of China

$99,594,000	660,000,000

12.	ACCOUNTS PAYABLE AND ACCRUALS

	September 30, 2011	December 31, 2010
Raw material	$3,483,441	$1,112,843
Construction and equipment	5,657,312	10,424,222
Trade payable	23,106,369	10,392,796
	$32,247,122	$21,929,861

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

13.	RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services. These Companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at September 30, 2011 are as follows:

a)

During the nine months ended September 30, 2011, the Company paid or accrued consulting fees totaling $352,630 (September 30, 2010 - $231,188) for the services provided by Grand Leaf. As at September 30, 2011, there was nil (December 31, 2010 - $367,148) payable to Grand Leaf.

b)

During the nine months ended September 30, 2011 the Company paid or accrued consulting fees of nil (September 30, 2010 - $127,153) and $34,715 (September 30, 2010 - $46,535) to PALCO and AAFAB respectively. As at September 30, 2011 and December 31, 2010 there was nil payable to both PALCO and AAFAB.

c)

During the nine months ended September 30, 2011, the Company paid or accrued consulting fees totaling $22,481 (September 30, 2010 - $50,448) to BISM. As at September 30, 2011 and December 31, 2010 there was nil payable to BISM.

d)

During the nine months ended September 30, 2011, the Company paid or accrued management fees totaling $300,000 (September 30, 2010 - $300,000) to GLG International. As at September 30, 2011 there was $300,000 (December 31, 2010 - $400,000) included in accounts payable to GLG International.

During the year ended December 31, 2010, the Company obtained a US $100,000 loan from a company controlled by a director of the Company. The loan bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matured June 9, 2011. This loan was repaid with interest in the six months ended June 30, 2011.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer (Lender). The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the loan proceeds for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

The Company also obtained two new loans from the Lender in the amounts of US $1,500,000 and $700,000 respectively. The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and had maturity dates of December 1, 2012 and December 23, 2012.

In the nine months ended September 30, 2011, these related party loans and the related interest payments were repaid in full.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

14.	SHARE CAPITAL

(a)	Capital stock

	Number of
	Shares	Amount

Balance at December 31, 2009 (adjusted 3(a))	25,417,723	$134,869,181

Stock-based compensation on previously issued restricted shares	-	2,440,145
Issuance of restricted shares (Note 14 (b)(ii))	604,356	377,964
Shares issued for Intangible Asset (Note 10)	250,000	1,977,500
Stock-options exercised (Note 14 (b)(i))	1,099,167	1,319,000
Stock-based compensation previously recognized on options exercised	-	439,667
Balance at December 31, 2010 (adjusted 3(a))	27,371,246	$141,423,457

Stock-based compensation on previously issued restricted shares	-	1,546,515
Issuance of restricted shares (Note 14 (b)(ii))	459,000	198,472
Stock-options exercised (Note 14 (b)(i)))	6,388	86,273
Shares issued on equity offering , net	5,290,000	44,667,656
Income tax recovery related to share issuance costs	-	1,011,907
Balance at September 30, 2011	33,126,634	$188,934,281

Common shares

The holders of common shares are entitled to one vote per share.

On February 23, 2011, the Company issued 5,290,000 units at $11.00 per unit. The Company recorded net proceeds of $54,187,644 after agent commissions and share issuance costs. Each unit consisted of one common share and one half common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at the exercise price of $15.00 per common share for a period of 36 months following the offering closing date. As at September 30, 2011 there are 2,645,000 warrants outstanding.

The Black Scholes model was used to value the warrants with the following assumptions:

Risk-free interest rate	1.97%
Dividend yield	nil
Volatility	78%
Expected Life	3 years
Exercise price	$15.00

The relative fair value method was used to allocate the proceeds between common shares and share purchase warrants. Net proceeds totaling $54,187,644 were allocated $44,667,656 to common shares and $9,519,988 allocated to additional paid in capital.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

14.	SHARE CAPITAL, continued

b)	Stock options and restricted shares

The Company is subject to the policies of the TSX, under which it is authorized to grant options to officers, directors, employees and consultants enabling them to purchase common stock of the Company. The Company has one stock option and restricted share units plan (“Plan”) which was amended effective May 16, 2008. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan.

(i)	Stock options

Under the Plan, options granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares of the Company inclusive of any restricted share units granted under the Plan. The maximum term of an option is 5 years after the date of grant. The exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant.

The following summarizes information about the stock options outstanding and exercisable at September 30, 2011:

	Number	Weighted average	Number	Weighted
	outstanding at	remaining	exercisable at	average
	September 30,	contractual life	September 30,	exercise
Exercise price	2011	(years)	2011	price

$16.00	44,716	1.62	44,716	$16.00
$8.60	88,100	2.75	56,860	$8.60
$7.79	94,086	3.69	28,735	$7.79
$8.11	6,000	4.12	-	$8.11
$9.46	11,250	4.52	-	$9.46
$8.90	273,053	4.66	-	$8.90
$6.33	20,000	3.88	-	$6.33
	537,205	3.74	130,311	$9.15

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

14.	SHARE CAPITAL, continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

Summary of option transactions
		Weighted
		average exercise
	Number of options	price per option

Balance at December 31, 2009	1,253,783	$2.37
Options granted	119,424	7.81
Options forfeited	(18,000)	8.12
Options exercised	(1,099,167)	1.20

Balance at December 31, 2010	256,040	$9.53

Options granted	304,303	8.75
Options forfeited	(16,750)	7.97
Options exercised	(6,388)	8.18

Balance at September 30, 2011	537,205	$9.15

During the nine months ended September 30, 2011 304,303 stock options were granted. These options have a vesting period ranging from 1 to 4 years. The Company recorded stock-based compensation in additional paid in capital, related to these newly granted options and previously granted options, in the amount of $641,011 (September 30, 2010 - $340,581).

As at September 30, 2011, the total remaining unrecognized compensation costs associated with stock options totaled $1,497,910 (September 30, 2010 - $679,740) which will be amortized over the weighted average remaining life of 3.74 years.

As at September 30, 2011 the aggregate intrinsic value of vested and exercisable stock options was nil (September 30, 2010 –nil).

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

14.	SHARE CAPITAL, continued

b)	Stock options and restricted shares, continued

(ii)	Restricted share units

Under the Plan, restricted share units granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares in the Company inclusive of any stock options granted under the Plan. Holders of restricted share units are entitled to voting rights and dividends. The maximum vesting period for restricted share units are 5 years from the date of grant unless otherwise approved by the Board of Directors. Restricted share units are issued to certain employees and have performance criteria that are based on production and financial targets.

At September 30, 2011 there were 1,669,860 restricted shares issued with an average vesting period of 5.43 years.

During the nine months ended September 30, 2011 459,000 restricted shares were issued. These restricted shares have a vesting period of 1 to 10 years. The Company recorded stock-based compensation expense in the amount of $1,744,988 related to new and previously granted restricted shares (September 30, 2010- $1,999,600).

As of September 30, 2011 there was $8,304,849 (September 30, 2010 - $6,658,624) of total unrecognized compensation cost related to non-vested restricted shares. That cost is expected to be recognized over the weighted average remaining life of 5.43 years.

15.	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
		(Adjusted-note 3(a))		(Adjusted-note 3(a))

Accounts receivable	$1,180,678	$(12,397,174)	$16,281,146	$(12,078,321)
Taxes recoverable	(1,921,452)	969,457	(702,494)	(339,770)
Inventory	(1,677,725)	(1,075,100)	(23,497,183)	(9,922,534)
Prepaid expenses	(188,258)	(18,126,079)	(7,832,235)	(18,714,205)
Accounts payable and accruals	4,313,774	3,007,444	10,388,501	7,715,611
Interest payable	(46,783)	(171,736)	(237,279)	397,206
Deferred revenue	1,270	-	97,700	-

	$1,661,504	$(27,793,188)	$(5,501,844)	$(32,942,013)

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
		(Adjusted-note 3(a))		(Adjusted-note 3(a))

(Decrease) Increase in accounts payable and accruals related to property, plant and equipment	(1,547,054)	2,546,443	(4,766,910)	10,888,788

17.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments (1) the manufacturing and sales of a refined form of stevia which has operations in Canada, China and USA; and (2) sales of consumer products with operations within China.

(a)	Geographical Information

September 30, 2011	Canada & USA	China	Total

Property, Plant and Equipment	$29,482	$113,945,297	$113,974,779
Revenue (9 month period)	9,371,326	14,995,651	24,366,977
Revenue (3 month period)	327,452	1,412,866	1,740,318

December 31, 2010	Canada & USA	China	Total

Property, Plant and Equipment	$40,054	$108,284,130	$108,324,184
Revenue	35,582,408	23,344,721	58,927,129

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

17.	SEGMENTED INFORMATION, continued

(b)	Operating segments

September 30, 2011	Stevia Products	Consumer Products	Total

Property, Plant and Equipment	$112,746,614	$1,228,165	$113,974,779
Revenue (9 month period)	16,961,381 [1]	7,405,596	24,366,977
Operating loss (9 month period)	11,505,479	18,552,510	30,057,989
Revenue (3 month period)	722,563 [1]	1,017,755	1,740,318
Operating loss (3 month period)	6,204,525	7,644,339	13,848,864

1Stevia sales are stated net of inter-segment stevia sales of $1,212,909 and nil for the nine and three months ended September 30, 2011 (September 30, 2010 – nil).

At September 30, 2010 all revenues, operating earnings/loss, and property, plant, and equipment were associated with the stevia products operating segment.

18.	INCOME TAXES

For the three and nine months ended September 30, 2011 the Company recorded income tax recoveries (expenses) of $0.5 million and $(0.4) million respectively, compared to income tax recoveries of $0.2 million and $0.1 million for the three and nine months ended September 30, 2010. The income tax recovery for both the three and nine month period ended September 30, 2011 is primarily due to changes in valuation allowances. The effective tax rate for the period differs from the statutory Canadian tax rate of 26.5% and is primarily due to valuation allowances on net operating losses and permanent differences not subject to tax.

The amount of liability for uncertain tax positions as of September 30, 2011 is nil (December 31, 2010-nil).

The company has received a proposed assessment from Canada Revenue Agency (CRA) in respect of its 2008 taxation year to disallow a deduction of certain foreign exchange losses totaling $4.5M. Management is of the opinion that it is more likely than not that it will prevail in its negotiations with CRA prior to a formal assessment being issued by CRA with the entire amount of these losses permitted as a current deduction on its 2008 Canadian tax return. As such, no provisions for additional taxes and interest have been recorded year to date in respect of this proposed assessment. It is reasonably possible however, that these current tax deductions could be disallowed by CRA and if in the future, management determines that this event is more likely than not, a current tax expense of $0.7M will be recorded in the period this event occurs.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

19.	COMMITMENTS

(a)

The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $162,800 (RMB1,000,000).

(b)

The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of $128,600 (RMB790,000) is paid every 10 years.

(c)

The Company entered into a 5-year agreement for office premises beginning June 1, 2011. The annual minimum lease payments are approximately $142,000. The total remaining lease payments for head office premises in 2011 are expected to be $35,422.

(d)

The Company entered into a 2-year agreement for office premises beginning April 2011, located in the Anhui Province of China. The annual minimum lease payments are approximately $173,500 (RMB1,163,216) per year. The total lease payments remaining in 2011 are expected to be $47,300 (RMB290,800).

(e)

The Company entered into various one year lease agreements for regional sales offices, throughout China. The annual minimum lease payments are approximately $159,000 (RMB975,149) per year. The total payments remaining in 2011 are expected to be $39,700 (RMB243,787).

(f)	The Company entered into various marketing and promotional short term contracts to support the consumer business promotional campaigns. The total payments remaining in 2011 are $1,667,689.
(g)

In April 2008, the Company signed a 20 year agreement with the government of Juancheng County in the Shandong Province of China, which gave exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $62,331,186 (US$60,000,000) over the 20 year life of the agreement to retain its exclusive rights. As of September 30, 2011, the Company had not made any investment in the region.

The minimum operating lease cash payments related to the above are summarized as follows:

2011	$1,952,943
2012	383,979
2013	190,958
2014	146,917
2015	148,293
Thereafter	319,012
Total	$3,142,102

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2011 and 2010

20.	CONTINGENT LIABILITIES

On May 27, 2008, Northern Securities (“Northern”) filed a claim with the B.C. Supreme Court over additional consideration claimed to be owed by the Company with respect to the Sponsorship Agreement dated January 24, 2007. The Company went to trial over this matter in June 2011 and on October 31, 2011, the court dismissed the Northern Securities claim.

21.	SEASONALITY

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically start at the end of July and continue through to the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs from October to September whereby raw materials are converted into WIP and finished goods.

22.	SUBSEQUENT EVENTS

During October, 2011 the Company renewed three short term loans totaling $7,000,400 (RMB43,000,000) from the Agricultural Bank of China. These loans bear an initial floating interest rate of the 7.714% as announced by the Agricultural Bank of China. In October, 2011 the private lender extended the due date of the note payable of $560,952 ($540,000 USD) to October 9, 2012 keeping all other terms identical.

23.	COMPARATIVE FIGURES

The Company has reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation adopted in the current period.